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                                                                Exhibit 99(d)

                          Entergy Mississippi, Inc.
         Computation of Ratios of Earnings to Fixed Charges and
  Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                                                             12 months
                                                              1995     1996      1997       1998      1999   June 2000
Fixed charges, as defined:
  Total Interest                                             $51,635  $48,007    $45,274   $40,927   $38,840  $40,084
  Interest applicable to rentals                               2,173    2,165      1,947     1,864     2,261    1,449
                                                             --------------------------------------------------------
Total fixed charges, as defined                               53,808   50,172     47,221    42,791    41,101   41,533

Preferred dividends, as defined (a)                            9,004    7,610      5,123     4,878     4,878    4,810
                                                             --------------------------------------------------------

Combined fixed charges and preferred dividends, as defined   $62,812  $57,782    $52,344   $47,669   $45,979  $46,343
                                                             ========================================================
Earnings as defined:

  Net Income                                                 $68,667  $79,210    $66,661   $62,638   $41,588  $48,151
  Add:
    Provision for income taxes:
    Total income taxes                                        34,877   41,107     26,744    28,031    17,537   20,968
    Fixed charges as above                                    53,808   50,172     47,221    42,791    41,101   41,533
                                                            ---------------------------------------------------------

Total earnings, as defined                                  $157,352 $170,489   $140,626  $133,460  $100,226 $110,652
                                                            =========================================================

Ratio of earnings to fixed charges, as defined                  2.92     3.40       2.98      3.12      2.44     2.66
                                                            =========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                2.51     2.95       2.69      2.80      2.18     2.39
                                                            =========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.



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